January 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Kristin Lochhead

Kevin Kuhar

Jane Park

Christopher Edwards

Re:	Nuvo Group Ltd. Registration Statement on Form S-1, originally filed November 23, 2021 (File No. 333- 261300), as amended.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nuvo Group Ltd., a company organized under the laws of the State of Israel (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-261300), together with all exhibits thereto (as amended, the “Registration Statement”), because the Registrant has elected to abandon the offering described therein. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement.

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Robert L. Grossman of Greenberg Traurig, P.A., at (305) 579-0756. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Robert L. Grossman at grossmanb@gtlaw.com. Thank you for your assistance.

Sincerely,

Nuvo Group Ltd.

By:	/s/ Kelly Londy
Kelly Londy
Chief Executive Officer